UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42981

DAVION HEALTHCARE PLC

(Translation of registrant’s name into English)

Unit A, West Cork Business & Technology Park

Clonakilty, County Cork, P85 FV48 Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Acquisition of Humaskan Intellectual Property

On October 26, 2026, Davion Healthcare Plc (the “Company” or “Davion”) announced the completion of its acquisition of intellectual property and associated assets relating to WoundSkan and the Spektra Lateral Flow Test pursuant to an Intellectual Property Sale and Purchase Agreement dated September 21, 2026 (the “Agreement”) with

R. Kisiel, S. Dickson, A. Baker and P. Fortune (the “Sellers”). Under the Agreement, completion occurs automatically on the first Business Day immediately following commencement of trading of the Company’s ordinary shares on Nasdaq.

The transaction comprises intellectual property and associated assets only. The Company is not acquiring Humaskan Ltd, shares in Humaskan Ltd or its employees, and assumes no liability of Humaskan Ltd or any Seller arising before completion except as expressly provided in the Agreement.

The agreed total consideration is US$25 million, comprising US$2.5 million in cash and 1,730,770 new ordinary shares of EUR0.01 each at an agreed contractual value of US$13.00 per share, representing approximately US$22.5 million, with a fractional-share rounding adjustment as described in the Agreement. The share number does not vary with market-price movements, but is subject to equitable adjustment for specified capital reorganisations.

The cash consideration is payable no later than 120 calendar days following commencement of Nasdaq trading. Failure to pay within that period gives the Sellers a contractual right to cancel the Agreement unless amended terms are agreed. Overdue amounts bear interest as specified in the Agreement.

The consideration shares are not issued at completion. Subject to applicable law and the registration provisions of the Agreement, they are to be issued on the first Business Day immediately following expiration of the 90-calendar-day deferred issuance period commencing on completion. The Sellers have no shareholder rights in those shares before issuance. Davion intends, subject to eligibility and applicable law, to provide effective registration coverage for issuance. If such coverage is unavailable, the parties are to cooperate with their legal advisers to implement a lawful alternative mechanism.

Following issuance, each Seller is separately subject to a 90-calendar-day contractual leak-out period. On any trading day during that period, each Seller may dispose of no more than 10% of the average number of Davion ordinary shares traded on Nasdaq during the immediately preceding five trading days, rounded down. Unused daily capacity cannot be carried forward. All sales remain subject to applicable securities laws.

WoundSkan is a battery-free, smartphone-read wound-temperature monitoring dressing. The Spektra Lateral Flow Test is a rapid multi-marker screening platform. The acquired assets include associated transferable intellectual property, technical documentation, software, development and testing data, regulatory materials, prototypes and know-how, as described in the Agreement.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 26, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAVION HEALTHCARE PLC

By: /s/ Glenn Williams

Name: Glenn Williams

Title: Chief Executive Officer

Date: October 27, 2026

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